UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 23, 2019

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, California	95113
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (408) 947-6900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Common Stock, no par value	HTBK	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

ITEM 5.07.                               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

On May 23, 2019, Heritage Commerce Corp (the “Company”), held its Annual Meeting of Shareholders (the “Shareholders Meeting”).  There were 43,323,753 shares of common stock entitled to vote at the meeting and a total of 38,563,334 shares (89.01%) were represented at the meeting. At the Shareholders Meeting, the shareholders voted on the following proposals as described in detail in the Company’s Proxy Statement filed with the Securities and Exchange Commission on April 15, 2019.  The proposals voted on and approved by the shareholders at the Shareholders Meeting were as follows:

Proposal 1:  Election of Directors

The election of ten directors, named in the Proxy Statement, to serve as members of the Company’s Board of Directors until the next annual meeting of shareholders.  The results are set forth below:

Name	For	Withheld	Broker Non-Votes
Julianne M. Biagini-Komas	32,518,028	96,508	5,948,798
Frank G. Bisceglia	31,607,310	1,007,226	5,948,798
Jack W. Conner	32,329,711	284,825	5,948,798
Jason DiNapoli	32,434,699	179,837	5,948,798
Steven L. Hallgrimson	32,462,272	152,264	5,948,798
Walter T. Kaczmarek	32,487,283	127,253	5,948,798
Robert T. Moles	31,473,588	1,140,948	5,948,798
Laura Roden	32,513,179	101,357	5,948,798
Ranson W. Webster	30,477,020	2,137,516	5,948,798
Keith A. Wilton	32,210,707	403,829	5,948,798

Proposal 2:  Advisory Vote on Executive Compensation

The approval of the compensation of the Company’s named executive officers, as described in the Compensation Discussion and Analysis, the compensation tables, and the related disclosures required by Item 402 of Regulation S-K contained in the Company’s proxy statement.  The results are set forth below:

For	Against	Abstentions	Broker Non-Votes
31,065,501	633,789	915,246	5,948,798

Proposal 4:  Ratification of Independent Registered Public Accounting Firm

The ratification of the selection of Crowe LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019.  The results are set forth below:

For	Against	Abstentions	Broker Non-Votes
38,364,102	84,596	114,636	0

As the Company reported in its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 17, 2019, in view of the announcement of the entering into an Agreement and Plan of Merger and Reorganization, dated May 16, 2019, by and among the Company, Heritage Bank of Commence and Presidio Bank, the board of directors withdrew the Proposal 3 to increase the Company’s authorized shares of common stock, therefore the proposal was not presented at the 2019 Annual Meeting.

ITEM 8.01                    OTHER EVENTS.

Walter T. Kaczmarek, President and Chief Executive Officer of Heritage Commerce Corp, made a presentation to shareholders at the Annual Meeting of Shareholders on May 23, 2019.  A copy of the information in the shareholder presentation is included as Exhibit 99.1. This Form 8-K and the information included as exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), nor shall it be incorporated by reference into a filing under the Securities Act of 1933, as amended (“Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such a filing.  The furnishing of the information in this report is not intended to, and does not, constitute a determination or admission by the Company that the information in this report is material or complete, or that investors should consider this information before making an investment decision with respect to any security of the Registrant or any of its affiliates.  The information in the materials is presented as of March 31, 2019, and the Company does not assume any obligations to update such information in the future.

Additional Information about the Announced Merger with Presidio Bank (“Presidio”) and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the Company’s announce proposed merger transaction with Presidio pursuant to the terms of an Agreement and Plan of Merger and Reorganization dated May 16, 2019 by and among the Company, Heritage Bank of Commerce and Presidio, the Company will file with the SEC a registration statement on Form S-4. The registration statement will contain a joint proxy statement/prospectus to be (when available) distributed to the shareholders of the Company and Presidio in connection with their vote on the Merger.

SHAREHOLDERS OF THE COMPANY AND PRESIDIO ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The final joint proxy statement and prospectus and other relevant materials (when they become available), and any other documents filed by the Company with the SEC, can be obtained free of charge on the SEC’s website, www.sec.gov, or on the Company’s website, www.heritagecommercecorp.com, under the “Presentations” link or the “SEC Filings” link, or by mail to Company at 150 Almaden, San Jose, CA 95113, Attention: Debbie Reuter, Corporate Secretary, or by telephone at (408) 947-6900, or on Presidio’s website, www.presidiobank.com, under the “Media & Investor” link and then the “Investor Relations” link and then the “Documents & Financial Statements” link, or by mail to Presidio Bank at One Montgomery, Suite 2300, San Francisco, CA 94104, Attention: Cheryl Whiteside, Corporate Secretary, or by telephone at (415) 229-8405.

The directors, executive officers and certain other members of management and employees of the Company may be deemed participants in the solicitation of proxies in favor of the Merger from the shareholders of the Company. Information about the directors and executive officers of the Company is included in the proxy statement for its 2019 Annual Meeting of the Company’s shareholders, which was filed with the SEC on April 15, 2019.

The directors, executive officers and certain other members of management and employees of Presidio may be deemed to be participants in the solicitation of proxies in respect of the Merger. Information about the directors and executive officers of Presidio will be included in the joint proxy statement/prospectus provided to Presidio shareholders in connection with the approval of the Merger when it becomes available.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

ITEM 9.01                    FINANCIAL STATEMENTS AND EXHIBITS

(D) Exhibits.

99.1                        Slide presentation to shareholders presented on May 23, 2019, by the registrant’s President and Chief Executive Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 24, 2019

Heritage Commerce Corp

By:	/s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer